Exhibit 99.1

MIND CTI Reports Second Quarter 2022 Results

Yoqneam, Israel, August 11, 2022 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its second quarter ended June 30, 2022.

The following will summarize our major developments in the second quarter of 2022 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues of $5.2 million, compared with $7.2 million in the second quarter of 2021 with the decrease mainly attributed to the messaging segment, which generated revenues of approximately $1.7 million during the second quarter of 2022, compared with $3.6 million in the second quarter of 2021.

●	Operating income of $1.3 million, or 25% of total revenues, compared with $1.9 million, or 26% of total revenues in the second quarter of 2021.

●	Net income was $1.2 million, or $0.06 per share, compared with $1.5 million, or $0.08 per share in the second quarter of 2021.

●	Multiple follow-on orders, including one major upgrade.

●	Cash flow from operating activities in the quarter of $1.6 million, compared with $3.2 million in the second quarter of 2021.

Six Month Financial Highlights

●	Revenues of $10.9 million, compared with $13.3 million in the first six months of 2021, with the decrease mainly attributed to the messaging segment.

●	Operating income of $2.9 million, or 27% of total revenues, compared with $3.5 million or 26% of total revenues in the first six months of 2021.

●	Net income of $2.7 million, or $0.14 per share, compared with $3.0 million, or $0.15 per share in the first six months of 2021.

●	Cash flow from operating activities in the first six months of 2022 was $2.1 million, compared with $3.8 million in the first six months of 2021.

Monica Iancu, MIND CTI CEO, commented: “The strong decrease in our revenues was expected, since, as previously announced, the unprecedented growth we encountered in 2021, in our messaging segment, was temporary in nature. In 2021, our messaging segment was favorably impacted by singular campaigns carried out by a few customers. Our billing and related services segment continues to be challenging and while we are excited with the ongoing flow of orders for expansions of the platform from existing customers, we were disappointed by the loss of one customer, that we supported for over eight years. We continue to be focused on the implementations of our billing platform for one new customer and one major upgrade.”

Financial Income and Cash Position

Financial income fluctuates from quarter to quarter. Our financial income (expenses), consists mainly of interest earned on bank deposits and short-term investments, gains and losses from the change in value and realization of marketable securities, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars, net of financing costs, and bank charges.

Our cash position, including short and long-term deposits and marketable securities, was $15.1 million as of June 30, 2022, compared with $15.4 million as of June 30, 2021. Cash position fluctuates between quarters as a result of timing of payments.

As previously announced, the Board declared, on March 10, 2022, a cash dividend of $0.26 per share before withholding tax. The dividend declared and distributed in April 2022 was approximately $5.2 million.

Revenue Distribution for Q2 2022

Europe represented 51% (including the Message Mobile and GTX revenues in Germany that represented 33%), the Americas represented 43%, and the rest of the world represented 6% of total revenues.

Customer care and billing software totaled $2.9 million, or 55% of total revenues, enterprise messaging and payment solutions were $1.7 million, or 33% of total revenues and enterprise call accounting software totaled $0.6 million, or 12% of total revenues.

Licenses totaled $0.2 million, or 4% of total revenues, while maintenance and additional services were $5.0 million, or 96% of total revenues.

Revenue Distribution for the First Six Months of 2022

Europe represented 51% (including the Message Mobile and GTX revenues in Germany that represented 36%), the Americas represented 43%, and the rest of the world represented 6% of total revenues.

Customer care and billing software totaled $5.8 million, or 53% of total revenues, enterprise messaging and payment solutions were $3.9 million, or 36% of total revenues and enterprise call accounting software totaled $1.2 million, or 11% of total revenues.

Licenses totaled $0.4 million, or 4% of total revenues, while maintenance and additional services were $10.5 million, or 96% of total revenues.

Multiple Orders and one New Win

This quarter’s follow-on orders include a significant upgrade to our MINDBill version 10 with a customer that we supported for over 20 years. We are proud that, after evaluation of alternatives, MIND was the selected partner. This customer’s business has grown continuously, currently having around 1.4 million subscribers. The MINDBill system is the pillar for handling the entire revenue management growth as well as the provisioning of network elements. MIND’s open APIs are used for creating interfaces for the CRM and many other satellite systems.

Our new win is with a leading mobile communications operator in the Commonwealth of Independent States (CIS). The project includes implementation of our MINDBill convergent BSS and the migration of around 2 million subscribers to the MINDBill platform. The project is expected to be completed in the first half of 2023.

AGM Update

The company held its Annual General Meeting of Shareholders on June 30, 2022.

The following proposed resolutions were approved:

●	to appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

●	to approve an amendment to the Articles of Association to add forum selection provisions; and

●	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2025 Annual General Meeting of Shareholders of the Company.

The following proposed resolution was not approved:

●	to re-approve the existing Compensation Policy.

Under the Israel Companies Law, public companies, such as the Company, must adopt a compensation policy with respect to the terms of service and employment of their directors and officers. The compensation policy must be reviewed and re-approved every three years. The compensation policy must be approved by: (i) the board of directors, upon the recommendation of the compensation committee; and (ii) the shareholders of the Company. To pass, a majority of the minority/disinterested shareholders must vote in favor of the policy. If the requisite majority of shareholders for a company’s proposed policy is not obtained, the Companies Law entitles the board of directors to adopt the policy anyway if it re-evaluates the policy and, after receiving the compensation committee’s recommendation on the matter, resolves based on detailed reasoning that, despite the opposition of shareholders, the adoption of a compensation policy is in the Company’s best interests.

Since the existing Compensation Policy was not approved by our shareholders, our Board of Directors re-evaluated the policy, received the compensation committee’s recommendation on the matter and resolved based on detailed reasoning that the re-adoption of the existing compensation policy is in the Company’s best interests.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the recent political situation in Ukraine, the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, the impact of the COVID-19 pandemic on our customers and economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	U.S. dollars in thousands (except per share data)

REVENUES	$5,238	$7,242	$10,929	$13,364
COST OF REVENUES	2,378	3,429	4,985	6,232
GROSS PROFIT	2,860	3,813	5,944	7,132
OPERATING EXPENSES:
Research and development	848	962	1,792	1,975
Selling and marketing	286	568	433	850
General and administrative	417	417	786	829
Total operating expenses	1,551	1,947	3,011	3,654
OPERATING INCOME	1,309	1,866	2,933	3,478
FINANCIAL INCOME (EXPENSES), net	(68)	37	(61)	50
INCOME BEFORE TAXES ON INCOME	1,241	1,903	2,872	3,528
TAXES ON INCOME	17	389	147	532
NET INCOME	$1,224	$1,514	$2,725	$2,996

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.06	$0.08	$0.14	$0.15
Diluted	$0.06	$0.07	$0.13	$0.15

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,105	19,997	20,086	19,991
Diluted	20,360	20,221	20,377	20,243

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2022	2021
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,918	$4,182
Short-term bank deposits	9,189	14,071
Marketable securities	974	208
Accounts receivable, net:
Trade	2,529	1,803
Other	336	145
Prepaid expenses	139	124
Total current assets	18,085	20,533

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Severance pay fund	1,904	2,325
Deferred income taxes	195	184
Property and equipment, net of accumulated depreciation and amortization	208	175
Right-of-use assets, net of accumulated depreciation	1,277	1,463
Intangible assets, net of accumulated amortization	422	522
Goodwill	7,724	7,929
Total assets	$29,815	$33,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$956	$839
Other	1,612	2,265
Current maturities of lease liabilities	351	376
Deferred revenues	2,769	2,155
Total current liabilities	5,688	5,635

LONG-TERM LIABILITIES:
Deferred revenues	238	154
Lease liabilities, net of current maturities	833	1,098
Employee rights upon retirement	1,918	2,361
Deferred income taxes	127	157
Total liabilities	8,804	9,405

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,406	27,324
Accumulated other comprehensive loss	(1,164)	(836)
Accumulated deficit	(4,224)	(1,722)
Treasury shares	(1,061)	(1,094)
Total shareholders’ equity	21,011	23,726
Total liabilities and shareholders’ equity	$29,815	$33,131

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,224	$1,514	$2,725	$2,996
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43	50	89	101
Accrued severance pay	16	50	10	68
Deferred income taxes, net	(22)	(20)	(29)	(28)
Unrealized loss (gain) from marketable securities, net	18	(17)	31	(15)
Realized gain on sale of marketable securities, net	-	7	-	10
Employees share-based compensation expenses	68	47	115	83
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(326)	396	(804)	(1,216)
Other	(129)	(127)	(193)	(68)
Decrease (increase) in prepaid expenses	34	16	(15)	53
Increase (decrease) in accounts payable and accruals:
Trade	(79)	208	189	453
Other	(154)	685	(617)	790
Change in operating lease liability	(80)	18	(104)	(42)
Increase in deferred revenues	993	419	698	633
Net cash provided by operating activities	1,606	3,246	2,095	3,818

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(56)	(20)	(68)	(34)
Severance pay funds	(15)	(33)	(32)	(65)
Proceeds from sale of (investment in) marketable securities	(797)	1,003	(797)	1,369
Proceeds from (investment in) short-term bank deposits	4,093	(1,460)	4,882	(1,100)
Net cash provided by (used in) investing activities	3,225	(510)	3,985	170

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(5,227)	(5,197)	(5,227)	(5,197)
Net cash used in financing activities	(5,227)	(5,197)	(5,227)	(5,197)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(89)	(11)	(117)	(85)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(485)	(2,472)	736	(1,294)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,403	9,438	4,182	8,260
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$4,918	$6,966	$4,918	$6,966